Exhibit 99.2

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

The information contained in this section should be read in conjunction with our consolidated financial statements as of December 31, 2023 and 2022 and the related notes for the years then ended. Our financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“US GAAP”).

Results of Operations

The following table sets forth certain statement of operations data as a percentage of total revenues for the years ended December 31, 2023 and 2022:

Details	2023	2022
Revenues	100%	100%
Cost of Revenues	75.2	72.2
Gross profit	24.8	27.8
Research and Development expense	5.6	5.0
Marketing, general and administrative expense	5.1	4.8
Restructuring gain from sale of machinery and equipment, net	(3.7)	(1.2)
Restructuring expense	1.3	0.6
Merger-contract termination fee, net	(22.0)	--
Operating profit	38.5	18.6
Financing income (expense), net	2.1	(0.8)
Other income (expense), net	0.5	(0.4)
Profit before income tax	41.1	17.4
Income tax expense, net	(4.6)	(1.5)
Net profit	36.5	15.9
Net income attributable to non-controlling interest	(0.1)	(0.1)
Net profit attributable to the company	36.4%	15.8%

The following table sets forth certain statement of operations data for the years ended December 31, 2023 and 2022 (dollars in thousands):

Details	2023	2022
Revenues	$1,422,680	$1,677,614
Cost of Revenues	1,069,161	1,211,306
Gross profit	353,519	466,308
Research and Development expense	79,808	83,911
Marketing, general and administrative expense	72,454	80,282
Restructuring gain from sale of machinery and equipment, net	(52,168)	(20,243)
Restructuring expense	19,662	10,684
Merger-contract termination fee, net	(313,501)	--
Operating profit	547,264	311,674
Financing income (expense), net	30,531	(12,767)
Other income (expense), net	7,047	(6,934)
Profit before income tax	584,842	291,973
Income tax expense, net	(65,312)	(25,502)
Net profit	519,530	266,471
Net income attributable to non-controlling interest	(1,036)	(1,902)
Net profit attributable to the company	$518,494	$264,569

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS
Year ended December 31, 2023 compared to year ended December 31, 2022

Revenues

Revenues for the year ended December 31, 2023 were $1,422.7 million, as compared to $1,677.6 million for the year ended December 31, 2022. The $254.9 million revenue decrease is attributed mainly to a decrease in the quantity of CMOS silicon wafers shipped to our foundry customers from our facilities during the year ended December 31, 2023 as compared to the year ended December 31, 2022, as well as to the reorganization and restructuring of our Japan operations during 2022, which resulted in no revenue from Arai facility for the year ended December 31, 2023 as described in Note 14B2 to our financial statements for the year ended December 31, 2023.

Cost of Revenues

Cost of revenues for the year ended December 31, 2023 amounted to $1,069.2 million as compared to $1,211.3 million for the year ended December 31, 2022. The $142.1 million decrease in cost of revenue is mainly due to the decreased quantity of wafers shipped to our foundry customers from our facilities as described above, resulting in lower variable and other costs, as well as having no costs associated with Arai facility in the year ended December 31, 2023 due to its cessation of operations during 2022 as described in Note 14B2 to our financial statements for the year ended December 31, 2023.

Gross Profit

Gross profit for the year ended December 31, 2023 amounted to $353.5 million as compared to $466.3 million for the year ended December 31, 2022. The $112.8 million decrease in gross profit resulted from the $254.9 million revenue decrease, net of the $142.1 million decrease in cost of revenues, as described above.

Research and Development

Research and development expense for the year ended December 31, 2023, amounted to $79.8 million, reflecting a decrease of $4.1 million as compared to $83.9 million in the year ended December 31, 2022.

Marketing, General and Administrative

Marketing, general and administrative expense for the year ended December 31, 2023 amounted to $72.5 million, a decrease of $7.8 million as compared to $80.3 million recorded in the year ended December 31, 2022, both reflecting approximately 5% of the applicable revenues in the respective years.

Restructuring Gain from Sale of Machinery and Equipment, net

Restructuring gain from sale of machinery and equipment, net, for the years ended December 31, 2023 and December 31, 2022 amounted to $52.2 million and $20.2 million, respectively and resulted from the gain on sale of machinery and equipment to third parties following the reorganization and restructuring of our Japan operations executed during 2022 as described in Note 14B2 to our financial statements for the year ended December 31, 2023

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS
Restructuring Expense

Restructuring expense for the years ended December 31, 2023 and December 31, 2022 amounted to $19.7 million and $10.7 million, respectively and resulted from the reorganization and restructuring of our Japan operations executed during 2022, as described in Note 14B2 to our financial statements for the year ended December 31, 2023.

Merger-contract termination fee, net

Merger-contract termination fee, net, for the year ended December 31, 2023 amounted to $313.5 million, net of associated fees and was paid to the Company by Intel following the announced termination of their definitive agreement as described in Note 1 to our financial statements for the year ended December 31, 2023.

Operating Profit

Operating profit for the year ended December 31, 2023 amounted to $547.3 million as compared to $311.7 million for the year ended December 31, 2022. The $235.6 million increase in operating profit resulted mainly from the $313.5 million merger-contract termination fee, net, $32.0 million increase in restructuring gain from the sale of machinery and equipment, net, as described above; offset by the $112.8 million decrease in gross profit described above.

Financing Income (Expense), net

Financing income, net, for the year ended December 31, 2023 amounted to $30.5 million as compared to $12.8 million financing expense, net, for the year ended December 31, 2022. The $43.3 million increase in financing income, net, is mainly due to higher interest income on bank deposits (due to the higher amount of deposits and higher interest rates during the year ended December 31, 2023 as compared to the prior year).

Other Income (Expense), net

Other income, net, for the year ended December 31, 2023 amounted to $7.0 million as compared to other expense, net, of $6.9 million for the year ended December 31, 2022. Other income (expense), net includes mainly non-recurring items and, for the year ended December 31, 2023, was comprised mostly of gain on investment in a privately-held company.

Income Tax Expense, net

Income tax expense, net, for the year ended December 31, 2023 amounted to $65.3 million as compared to $25.5 million income tax expense, net, for the year ended December 31, 2022. This $39.8 million increase in income tax expense, net, is mainly a result of $292.8 million higher profit before tax for the year ended December 31, 2023 as compared to the year ended December 31, 2022, resulting mainly from the higher operating profit (mostly due to the merger contract termination fee, net, as noted above, and higher financing and other income, net, described above.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS
Net Profit

Net profit for the year ended December 31, 2023 amounted to $519.5 million as compared to a net profit of $266.5 million for the year ended December 31, 2022. The increase in net profit in the amount of $253.0 million was mainly due to the increase in operating profit described above and the increase in financing and other income, net, offset by the increase in tax expense, net, described above.

Net Income Attributable to Non-Controlling Interest

Net income attributable to non-controlling interest for the year ended December 31, 2023 amounted to $1.0 million as compared to $1.9 million for the year ended December 31, 2022, resulting from the decrease in TPSCo’s net profit.

Net Profit Attributable to the Company

Net profit attributable to the company for the year ended December 31, 2023 amounted to $518.5 million as compared to $264.6 million for the year ended December 31, 2022. The increase in net profit attributable to the company in the amount of $253.9 million was mainly due to the increase in the net profit of $253.0 million described above.

Impact of Currency Fluctuations

The Company currently operates in three different regions: the United States, Japan and Israel. In addition, the Company has initial activities in Italy related to the ST facility in Agrate, Italy. The functional currency of the Company’s entities in the United States, Israel and Italy is the US dollar (“USD”). The functional currency of the Company’s operations in Japan is the Japanese Yen (“JPY”). Our expenses and costs are denominated mainly in USD, JPY and New Israeli Shekels (“NIS”), revenues are denominated mainly in USD and JPY, and our cash from operations, investing and financing activities are denominated mainly in USD, JPY and NIS. Therefore, the Company is exposed to the risk of currency exchange rate fluctuations in Israel and Japan. When the ramp of the facility in Italy will begin, the Company may be further exposed to the Euro exchange rate fluctuations in relation to the USD regarding any costs denominated in Euro.

The USD cost of the Company’s operations in Israel is influenced by changes in the USD-to-NIS exchange rate, with respect to costs that are denominated in NIS. During the year ended December 31, 2023, the USD appreciated against the NIS by 3.1%, as compared to 13.2% appreciation during the year ended December 31, 2022.

The fluctuation of the USD against the NIS may affect the Company’s results of operations as it relates to the entity in Israel. Appreciation of the NIS may increase cost, in USD terms, of some of the Israeli facilities’ and utilities’ cost and labor costs that are denominated in NIS, which may lead to erosion of profit margins. The Company uses foreign currency cylinder and forward transactions to hedge a portion of this currency exposure to be contained within a pre-defined fixed range.

The majority of TPSCo revenues are denominated in JPY and the majority of TPSCo expenses are in JPY, which limits the exposure to fluctuations of the USD/JPY exchange rate on TPSCo’s results of operations. In order to mitigate a portion of the net exposure to the USD/JPY exchange rate, the Company has engaged in cylinder hedging transactions to contain the currency’s fluctuation within a pre-defined, fixed range.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS
During the year ended December 31, 2023, the USD appreciated against the JPY by 7.2%, as compared to 14.6% appreciation during the year ended December 31, 2022. The net effect of USD appreciation against the JPY on TPSCo’s assets and liabilities denominated in JPY is presented in the Cumulative Translation Adjustment (“CTA”) as part of Other Comprehensive Income (“OCI”) on the balance sheet.

Liquidity and Capital Resources

As of December 31, 2023, the Company had an aggregate amount of $260.7 million in cash and cash equivalents, as compared to $340.8 million as of December 31, 2022. The main cash items during the year ended December 31, 2023 were as follows: $676.6 million net cash provided by operating activities; $432.2 million invested in property and equipment, net; $288.7 million invested in short-term deposits, marketable securities and other assets, net; and $32.3 million debt repaid, net.

Short-term and long-term debt presented in the balance sheet as of December 31, 2023 amounted to $59.0 million and $172.6 million, respectively, and included loans, operating leases and capital leases. On March 31, 2023, the Company fully redeemed the Series G debentures in full (principal and interest) and had no outstanding debentures or bonds as of December 31, 2023.

Recent Developments

On October 7, 2023, following the brutal attacks on Israel by Hamas, a terrorist organization located in the Gaza Strip that infiltrated Israel’s southern border and conducted a series of attacks on civilian and military targets, Israel’s security cabinet declared war (the “War”). Following the commencement of the War, hostilities also intensified between Israel and Hezbollah, a terrorist organization located in Lebanon. This may escalate in the future into a greater regional conflict.

The War led to a reduction of business activities in Israel which did not have any material impact on the Company, evacuation of residences located in the northern and southern borders of Israel, a significant call‑up of military reserves and lower availability of work force. These consequences affected the country's economic activity but did not have any material impact the Company’s financial statements or position as of December 31, 2023.

As of the date of this report, the War has not had a material effect on the Company’s business and operations as the Company is not located in any of the directly affected areas and did not suffer from a material effect on its work force as far as military reserve service. The Company is making best efforts to ensure that its business and operations will not be affected by this situation, however there is no assurance that future developments of the War will not have any impact for reasons beyond its control such as expansion of the War to additional regions. The Company has robust business continuity procedures in place, including multi-site qualification of certain process flows and IT safeguards, and will continue to follow developments, assessing potential impact, if any, on the Company’s business, financials and operations.